UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

The following is the text of an announcement released to the London Stock
Exchange by Royal Dutch Shell plc on November 2, 2017
ROYAL DUTCH SHELL PLC
BOARD COMMITTEE CHANGES

Royal Dutch Shell plc (the “Company”) announces that Catherine Hughes, a
Non-executive Director of the Company, has been appointed a member of the
Corporate and Social Responsibility Committee with effect from November 1, 2017.
Gerard Kleisterlee stood down as a member of the Audit Committee on this date.

Following these changes, the membership of each of the Board Committees is as follows:

COMMITTEE MEMBERSHIP

Audit Committee Euleen Goh (Chair)
                Roberto Setubal
                Linda Stuntz
                Gerrit Zalm

Corporate and
Social Responsibility
Committee Hans Wijers (Chair)
                Catherine Hughes
                Sir Nigel Sheinwald

Nomination and
Succession
Committee Charles Holliday (Chair)
                Linda Stuntz
                Hans Wijers

Remuneration
Committee Gerard Kleisterlee (Chair)
                Catherine Hughes
                Sir Nigel Sheinwald
                Gerrit Zalm

November 2, 2017

Mark Edwards
Deputy Company Secretary
Royal Dutch Shell plc

ENQUIRIES
Shell Media Relations
International, UK, European Press: +44 20 7934 5550

Shell Investor Relations
Europe: + 31 70 377 4540
United States: +1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70
Classification: Additional regulated information required to be disclosed under the laws of a Member State.

................................................................................

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell
International Finance B.V. (Registration Numbers 333-199736 and 333-199736-01);
and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc
(Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821, 333-200953
and 333-215273).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: November 2, 2017	By:	/s/ M Edwards
	Name:	M Edwards
	Title:	Deputy Company Secretary